Exhibit 3.1

Amendment to the

Second Amended and Restated Bylaws

of

Citi Trends, Inc.

Adopted March 20, 2018

In accordance with the Delaware General Corporation Law, the Second Amended and Restated Certificate of Incorporation of Citi Trends, Inc. (the “Company”) and the Second Amended and Restated Bylaws of the Company (the “Bylaws”), the Bylaws are hereby amended to add a new Article XI, which reads as follows:

XI.  EXCLUSIVE FORUM

As authorized by Section 115 of the General Corporation Law of the State of Delaware, unless the Board of Directors consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any and all internal corporate claims, including, but not limited to, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any stockholder, director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate or these By-Laws, or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.